UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Driver Passport, Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

26209M 10 5

(CUSIP Number)

Randy Brown
P.O. Box 1358
Grand Forks, N.D. 58201
1-800-743-1824

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 26209M 10 5

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Randy Brown

	2.	Check the Appropriate Box if a Member of a Press*
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds* PF

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization United States

Number of	7. U	Sole Voting Power 25,500,000
Shares
Beneficially	8.	Shared Voting Power N/A
Owned by
Each	9. U	Sole Dispositive Power 25,500,000
Reporting
Person	10.	Shared Dispositive Power N/A
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,500,000

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares * N/A

	13.	Percent of Class Represented by Amount in Row (11) 90%

	14.	Type of Reporting Person*
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Driver Passport, Inc.

The principal executive offices of Driver Passport, Inc. are located at P.O. Box 1358 Grand Forks, N.D. 58201

Item 2. Identity and Background

(a)	Name:	Randy Brown

(b)	Business Address:	P.O Box 1358 Grand Forks, N.D., 58201

(c)	Present Principal Occupation:	Director and the President of Driver Passport, Inc.

(d)	Disclosure of Criminal Proceedings:	Mr. Brown has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Disclosure of Civil Proceedings:
Mr. Brown was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:	Mr. Brown is a citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration

At formation, we issued 25,500,000 shares of its common stock to Randy Brown our President, CEO and director for his work in the formation and organization.

Driver Passport, LLC., was incorporated as a limited liability company in North Dakota on October 12, 2004. On January 1, 2006, Driver Passport, Inc., a newly formed North Dakota corporation acquired the DriverPassport.com website together with all tangible and intellectual property rights and all other assets owned by the LLC for 25,500,000 shares of common stock of Driver Passport, Inc. On January 2, 2006, the LLC was dissolved, and the shares of stock were conveyed to the LLC's sole member, Mr. Randy Brown, our president.

Item 4. Purpose of Transaction

Mr. Brown individually, acquired the securities of DRIVER PASSPORT, INC. for investment purposes. Depending on general market and economic conditions affecting DRIVER PASSPORT, INC. and other relevant factors, Mr. Brown may purchase additional securities of DRIVER PASSPORT, INC. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Brown does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Driver Passport, or the disposition of securities of Driver Passport;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving DRIVER PASSPORT, INC.

(c) a sale or transfer of a material amount of assets of Driver Passport Inc. or any of its subsidiaries;

(d) any change in the present board of directors or management of Driver Passport Inc, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Driver Passport, Inc.;

(f) any other material changes in Driver Passport, Inc.'s business or corporate structure;

(g) changes in Driver Passport, Inc.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Driver Passport by any person;

(h) causing a class of securities of Driver Passport, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Driver Passport, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Randy Brown beneficially owns 25,500,000 shares of Common Stock, par value of $.001, of Driver Passport, Inc. The shares of Common Stock beneficially owned by Mr. Brown constitute approximately 90% of the total number of shares of common stock of Driver Passport, Inc. Applicable percentages are based upon 27,717,000 shares of common stock outstanding as of December 29, 2006.

(b) Mr. Brown has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Brown.

(c) Mr. Brown acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Brown.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2006

/s/ Randy Brown
Randy Brown Director and President of Driver Passport, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)